Exhibit 99.3


  CLASS II. DIRECTORS

     Edward R. Allen was, for the five years preceding the formation of the Company, Chairman and Chief Executive Officer of InterCoastal Communities, Inc., a Florida corporation which was engaged in operating seven manufactured home communities in Florida. Mr. Allen is a graduate of Cornell University.

     C.G. "Jeff" Kellogg has been President and Chief Executive Officer and a Director of the Company since its incorporation. For the five years preceding the formation of the Company, Mr. Kellogg was President and Chief Operating Officer of Chateau Estates. He is a past President of the Michigan Manufactured Housing Association and served on the Manufactured Housing Institute's Community Operations Committee. Mr. Kellogg is a graduate of Michigan Technological University with a B. S. degree in Civil Engineering.

BOARD MEETINGS

     The Board of Directors held five meetings during fiscal 1995.

COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee. The Audit Committee of the Board of Directors, consisting of Messrs. Lane, Myers and Rudolph, held two meetings during fiscal 1995. The Audit Committee reviews and acts or reports to the Board with respect to various auditing and accounting matters, including the selection and fees of the Company's independent auditors, the scope of audit procedures, the nature of services to be performed for the Company by the independent auditors, and the accounting practices of the Company.

Executive Committee. The Executive Committee of the Board of Directors, consisting of Messrs. Boll and Kellogg, which may act on certain matters between board meetings, held two meetings during fiscal 1995.

Executive Compensation Committee. The Executive Compensation Committee of the Board of Directors, consisting of Messrs. Anton, Lane and Allen, held five meetings during fiscal 1995. The Executive Compensation Committee administers the Company's 1993 Long-Term Incentive Stock Plan, as amended. See "Compensation Committee Report on Executive Compensation".

     The Board of Directors has not established a separate committee of its members to nominate candidates for election as directors of the Company.

DIRECTOR COMPENSATION

     Each director is reimbursed for travel and other expenses related to attendance at Board and committee meetings and, other than Mr. Kellogg who is an officer of the Company, receives an annual director's fee of $12,000. Beginning in 1996, the annual director's fee will be $14,000, plus a fee of $500 for each Audit Committee and Executive Compensation Committee meeting attended, up to two meetings per year. The directors also receive an annual grant of 5,000 options to purchase the Company's Common Stock. On May 18, 1995 each of the Directors of the Company, other than Mr. Kellogg, received an option on 5,000 shares of common stock at an exercise price of $21.63 per share. On August 23, 1995 Mr. Rudolph received an option on 5,000 shares of common stock at an exercise price of $21.75 per share. Mr. Rudolph was elected to the Board after the other members of the Board had received an option on 5,000 shares at an exercise price of $20.00 per share. The options expire after 10 years and become exercisable at a rate of 25 percent per year.

                             EXECUTIVE COMPENSATION

     The following table sets forth the summary compensation for the period since the Company's public offering for the Chief Executive Officer and the other Executive Officers of the Company whose salary and bonus compensation for the year ended December 31, 1995 exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                            LONG TERM
                                                                           COMPENSATION
                                                           ANNUAL             AWARDS
                                                        COMPENSATION       ------------
           NAME AND PRINCIPAL                        -------------------      STOCK         ALL OTHER
                POSITION                  YEAR        SALARY     BONUS       OPTIONS       COMPENSATION
- ----------------------------------------  ----       --------   --------   ------------    ------------
C.G. Kellogg............................  1995       $164,712   $160,000      90,000(1)     $12,760(2)
  President and Chief Executive Officer   1994       $147,135   $120,000      --            $18,499(2)
                                          1993(3)    $ 16,733      --         36,000        $31,920(4)
Tamara D. Fischer.......................  1995       $109,887   $ 62,000      45,000(1)     $12,760(2)
  Executive Vice President, Treasurer &   1994       $ 99,987   $ 60,000      --            $12,619(2)
  Chief Financial Officer                 1993(3)    $ 10,600      --         24,000        $15,040(4)
Lori A. Palazzolo.......................  1995       $ 87,864   $ 17,000      15,000(1)     $ 6,673(2)
  Vice President Controller(5)            1994          --         --         --               --
                                          1993          --         --         --               --
Darrel D. Swain.........................  1995       $ 74,907   $ 29,000      20,000(1)     $ 7,741(2)
  Regional Vice President                 1994       $ 67,593   $ 25,000      --            $ 8,542(2)
                                          1993(3)    $ 10,448      --         12,000        $10,989(4)
Michael V. Campbell.....................  1995       $112,335      --         24,000           --
  Executive Vice President -- Florida     1994       $128,184   $ 30,000      --               --
  Operations(6)                           1993(3)    $ 14,576                 18,000        $15,040(4)

- ---------------------

(1) On February 28, 1996, options on 45,000, 23,000, 10,000 and 10,000 additional shares were granted to Mr. Kellogg, Ms. Fischer, Ms. Palazzolo and Mr. Swain, respectively, as part of their 1995 compensation review.

(2) Amount represents a contribution under the Company's 401(K)/Profit Sharing Plan.

(3) Represents salary paid during the partial year following the Company's public offering. No bonuses with respect to 1993 were paid.

(4) Amount represents a contribution of $2,200 and $949 under the Company's profit sharing plan with respect to Mr. Kellogg and Mr. Swain, respectively, and $29,720, $15,040, $10,040 and $15,040 for Mr. Kellogg, Ms. Fischer, Mr.
    Swain and Mr. Campbell, respectively, in value of limited partnership interests allocated to these officers by persons forming the Company.

(5) Ms. Palazzolo commenced employment with the Company during 1994 and was elected Vice President -- Controller of the Company in May 1995.

(6) Mr. Campbell resigned from the Company effective September 29, 1995.

                         OPTION/SAR GRANTS DURING 1995

     The following table sets forth information with respect to options granted during 1995 to the Executive Officers named in the Summary Compensation Table.

                                                                                       POTENTIAL REALIZABLE
                                                                                      VALUE AT ASSUMED ANNUAL
                                                                                       RATES OF STOCK PRICE
                                                                                      APPRECIATION FOR OPTION
                                 INDIVIDUAL GRANTS                                             TERM
- -----------------------------------------------------------------------------------   -----------------------
            (A)                  (B)            (C)            (D)          (E)          (F)          (G)
                              NUMBER OF      % OF TOTAL
                              SECURITIES    OPTIONS/SARS
                              UNDERLYING     GRANTED TO    EXERCISE OR
                             OPTIONS/SARS   EMPLOYEES IN   BASE PRICE    EXPIRATION
           NAME              GRANTED (#)        1995         ($/SH)         DATE        5% ($)      10% ($)
- ---------------------------  ------------   ------------   -----------   ----------   ----------   ----------
C.G. Kellogg...............     90,000           32%         $ 19.50       02/23/05   $1,103,706   $2,797,018
Tamara D. Fischer..........     45,000           16%         $ 19.50       02/23/05   $  551,853   $1,398,509
Lori A. Palazzolo..........     15,000            5%         $ 19.50       02/23/05   $  183,951   $  466,170
Darrel D. Swain............     20,000            7%         $ 19.50       02/23/05   $  245,268   $  621,560
Michael V. Campbell(1).....     24,000            8%         $ 19.50       02/23/05      (1)          (1)

- ---------------------
(1) Mr. Campbell resigned from the Company effective September 29, 1995. In connection with Mr. Campbell's resignation from the Company, these options were forfeited.

                  AGGREGATED OPTION/SAR EXERCISES DURING 1995
                   AND OPTION/SAR VALUES AT DECEMBER 31, 1995

     The following table provides information with respect to the option exercises during 1995 and the unexercised options held as of December 31, 1995 by the Executive Officers named in the Summary Compensation Table.

                                                               NUMBER OF SECURITIES
                                                              UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                                                 OPTIONS/SARS AT              IN-THE-MONEY OPTIONS/
                                                                DECEMBER 31, 1995           SARS AT DECEMBER 31, 1995
                            SHARES ACQUIRED     VALUE      ----------------------------    ----------------------------
          NAME                ON EXERCISE      REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
- -------------------------   ---------------    --------    -----------    -------------    -----------    -------------
C.G. Kellogg.............       --               --           18,000         108,000         $45,000        $ 315,000
Tamara D. Fischer........       --               --           12,000          57,000         $30,000        $ 165,000
Lori A. Palazzolo........       --               --           --              15,000          --            $  45,000
Darrel D. Swain..........       --               --            6,000          26,000         $15,000        $  75,000
Michael V. Campbell(1)...        4,500          $9,000        --              --              --              --

- ---------------------
(1) Mr. Campbell resigned from the Company effective September 29, 1995. In connection with Mr. Campbell's resignation from the Company, his unexercised options were forfeited.

     Indebtedness of Management. The following table sets forth the Executive Officers of the Company to whom loans in excess of $60,000 were made for purchase of shares of the common stock of the Company, which were evidenced by separate promissory notes in the amount of the purchase price for such shares. These notes provide for interest, payable quarterly, at a rate of 7%, with the principal balance payable on the earlier of the termination of the officer's employment with the Company, other than by reason of death or disability, or November 16, 2003. These notes are recourse to the respective officers and collateralized by a pledge of the shares of common stock purchased.

                                                              NUMBER      HIGHEST LOAN
                                                             OF SHARES      BALANCE         BALANCE AT
                           NAME                              PURCHASED    DURING 1995     MARCH 31, 1996
- ----------------------------------------------------------   ---------    ------------    --------------
C.G. Kellogg..............................................     13,750       $273,134         $267,575
  President and Chief Executive Officer
Tamara D. Fischer.........................................      6,875       $136,452         $133,841
  Executive Vice President, Treasurer and CFO
Darrel D. Swain...........................................      4,500       $ 89,449         $ 87,733
  Regional Vice President
Raymond R. Seigneurie.....................................      4,500       $ 89,449         $ 87,733
  Regional Vice President
Michael V. Campbell.......................................      6,875       $136,674               --(1)
  Executive Vice President -- Florida Operations

- ---------------------
(1) Mr. Campbell paid the entire balance of his loan in 1995 following his resignation.

     Employment and Consulting Agreements. Mr. Kellogg has an employment agreement with the Company pursuant to which he serves as President and Chief Executive Officer. The initial term of the agreement extends until November 30, 1996 and is automatically extended thereafter on a year to year basis (unless notice of non-renewal is given by either the Company or Mr. Kellogg), subject to termination by the Board of Directors for cause as defined in the agreement.

     Mr. Newman, Executive Vice President -- North Central Operations, beneficially owns approximately sixty percent of the shares in Newman, Herfurth and Durand, Inc., which has a Consulting Agreement with the Company until November 1997 pursuant to which it will be paid approximately $234,000 per year in consulting fees for 1996 and thereafter may earn up to 120,000 OP units depending on how many additional sites the Company acquires during the term in a specific area of responsibility. This Consulting Agreement was entered into at the time of the Company's acquisition of seven communities from partnerships of which Mr. Newman was a general partner. During 1995 the Company paid approximately $310,000 in consulting fees to Newman, Herfurth and Durand, Inc.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Executive Compensation Committee was formed in February 1995 by broadening the responsibilities of the existing Incentive Stock Committee, which is comprised of directors who are not employees of the Company. The Committee annually reviews and approves recommendations from senior management and makes recommendations to the Board of Directors, other than with respect to the Company's Incentive Stock Plan (which the Committee administers directly), regarding the policies and procedures that govern the various compensation programs for the CEO and executives of the Company. It is the philosophy of the Committee that the executive compensation program should align the financial interests of the Company's executives with the long term interests of the Company and its shareholders. The Committee believes that a material portion of the Executive Officers' pay should be linked to the Company's stated and pre-determined goals. The Committee also believes that the Company should have a sound and competitive compensation program to attract and retain key executives to lead the Company toward the fulfillment of its goals. The key elements of the Company's current program include a base salary, a bonus plan linked to the individual and Company's financial performance and equity participation through stock options.

     Although the Company does not believe compensation of any Executive Officer will exceed $1,000,000 in any year, should it appear likely that this compensation amount would be exceeded, the Company would seek shareholder approval and/or a restructuring of the compensation in order to preserve the deductibility of this compensation under new provisions of Internal Revenue Code
Section 162(m).

BASE SALARY

     The Committee's policy with respect to salaries is to establish base compensation levels for executives which are competitive in relation to other companies of similar size within the Company's industry. The Committee will also take into consideration the executive's responsibilities, experience level, and individual performance. To ensure that base salary is competitive, the Company's salary structure is periodically benchmarked against other salaries for key positions in other companies of similar size in the Company's industry. Salaries normally are increased annually, based on market conditions and individual and company performance factors. Salaries of the Executive Officers were increased on January 1, 1996.

BONUS

     In 1995, the Company initiated an annual bonus program for key executives with the objective of providing a more direct link between executive compensation and the individual and Company's overall performance. Eligible executives were those determined to have a material effect on the Company's performance. The bonus program has been designed so that an executive's share of the bonus pool will be based on that executive's performance measured against specific objectives such as per share growth in the Company's Funds from Operations, growth in net operating income for a given area of responsibility, acquisitions of properties, or a combination of these objectives. Each executives' performance relative to those specific objectives is evaluated by the Committee. The Committee reserves the right to award only a portion of the total bonus pool should individual objectives not be met. The bonuses for 1995 reflected in the Cash Compensation Table were awarded on February 28, 1996.

STOCK OPTIONS

     Under the Company's Long-Term Incentive Stock Plan, the Committee may grant options to purchase Common Stock to employees of the Company (including executive officers). Option grants become exercisable over a period of time determined by the Committee and generally have an exercise price equal to the fair market value of the Common Stock on the grant date, creating long term incentives to enhance the value of the Company's Common Stock. All of the executive officers received grants in December 1993, February 1995 and February 1996. No grants were made in 1994 to executive officers. The 1995 and 1996 option grants were awarded as part of the annual compensation review for 1994 and 1995, respectively. The awards were determined based on the executive officer's performance of specific individual and Company objectives. The Committee also considered the equity ownership by Executive Officers of similar companies. The levels of these awards reflected the Committee's belief that increasing management equity ownership will create long term incentives to enhance the value of the Company's Common Stock.

THE CHIEF EXECUTIVE OFFICER'S 1995 COMPENSATION

     The Committee's approach to Mr. Kellogg's compensation is consistent with the Committee's approach to all other executive officers. Mr. Kellogg receives a base salary based upon his responsibilities and experience and which the Committee believes is somewhat lower than the base salaries of other chief executive officers at similar companies based on a survey performed for the Committee by an independent compensation consultant. Accordingly, the Committee increased Mr. Kellogg's base salary by approximately 10 percent in 1995 in an effort to bridge the gap between Mr. Kellogg's base salary and the average base salary for CEO's in comparable companies in the industry. Mr. Kellogg is eligible for the Company's 1996 bonus and stock option programs. Mr. Kellogg's bonus is primarily tied to per share growth in the Company's funds from operations. He is eligible to receive a bonus of up to 80 percent of the average base salary for his position, as described above. Mr. Kellogg's 1995 bonus was paid in 1996. Given the Company's strong financial performance and its accomplishments in 1995, the Committee believes the compensation package for Mr. Kellogg is appropriate and consistent with pay practices in the industry.

     The Committee believes that the above elements assist the Company in meeting its short-term and long-term objectives and appropriately relate executive compensation to the Company's performance.

           CHATEAU PROPERTIES, INC. EXECUTIVE COMPENSATION COMMITTEE

                                 James M. Lane
                              Gebran S. Anton, Jr.
                                Edward R. Allen

                               PERFORMANCE GRAPH

     Set forth below is a line graph comparing the cumulative total shareholder return on Company Common Stock with the cumulative total return of the S&P 500 Stock Index and the NAREIT Equity REIT Total Return Index for the period commencing November 16, 1993 (the date the Company completed its public offering of common stock) and ending December 31, 1995. The NAREIT Equity REIT Total Return Index included 178 companies with a total market capitalization of $49.9 billion. The graph assumes that a shareholder invested $100 on November 16, 1993 in the Company Common Stock, the S&P Stock Index and the NAREIT Equity REIT Total Return Index, and reinvestment of dividends.

      Measurement Period                                         NAREIT EQUITY
    (Fiscal Year Covered)           Chateau         S&P 500          Index
Nov. 16, 1993                           100.00          100.00          100.00
Dec. 31, 1993                           109.38           99.94           99.83
Dec. 31, 1994                           117.34          101.56          103.00
Dec. 31, 1995                           129.73          140.31          118.72

     The table below sets forth the value as of each of the dates indicated of $100 investments made on November 16, 1993 in the Company Common Stock, the S&P Stock Index and the NAREIT Equity REIT Total Return Index, assuming reinvestment of dividends.

                                    Chateau
      Measurement Period          Properties,                     NAREIT EQUITY
    (Fiscal Year Covered)            Inc.           S&P 500          Index
November 16, 1993                       100.00          100.00          100.00
December 31, 1993                       109.38           99.94           99.83
December 31, 1994                       117.34          101.56          103.00
December 31, 1995                       129.73          140.31          118.72

                            HOLDERS OF COMMON STOCK

     The following table sets forth certain information, with respect to the beneficial ownership of shares of the Company's Common Stock as of March 31, 1996 by each person or entity known to the Company to be the beneficial owner of more than 5% of the Common Stock. See the information presented in the table under the heading "Election of Directors" with respect to the beneficial ownership of shares by the Company's Directors and Executive Officers.

                                                                                        PERCENTAGE OF
                                                                                         OUTSTANDING
                      NAME AND ADDRESS                          NUMBER OF SHARES        COMMON STOCK
                    OF BENEFICIAL OWNERS                       BENEFICIALLY OWNED     AT MARCH 31, 1996
- ------------------------------------------------------------   ------------------     -----------------
John A. Boll................................................        1,027,018(1)            14.42%
19500 Hall Road
Clinton Township, MI 48038
Edward R. Allen.............................................          766,076(2)            11.16%
1760 S.E. 10th Street
Fort Lauderdale, FL 33316
J. Peter Ministrelli........................................          490,846(1)             7.45%
50445 Mountain Shadow Road
LaQuinta, CA 92253
Richard O. Kearns...........................................          759,826(2)            11.08%
2540 Del Lago Drive
Fort Lauderdale, FL 33316
LaSalle Advisors Limited Partnership ("LaSalle")............          662,742(3)            10.87%
ABKB/LaSalle Securities Limited Partnership
("ABKB LaSalle")
11 S. LaSalle Street
Chicago, IL 60603

- ---------------------
(1) 1,019,958 of Mr. Boll's shares of Common Stock and all of Mr. Ministrelli's shares of Common Stock shown as beneficially owned are OP Units which became exchangeable for shares of Common Stock on December 1, 1994. Not included in this number for Mr. Boll are 2,358,948 OP Units and for Mr. Ministrelli 1,870,073 OP Units ("Non-exchangeable OP Units") which are beneficially owned by Messrs. Boll and Ministrelli respectively, but which will become exchangeable for shares of Common Stock of Chateau only upon the receipt by Chateau of a favorable ruling by the Internal Revenue Service that such right to exchange will not affect Chateau's REIT election. Chateau requested such a ruling on June 17, 1994. Upon receipt of a favorable ruling from the Internal Revenue Service, the Non-Exchangeable OP Units will only be exchangeable pursuant to a formula which would not allow the deemed ownership percentage of Mr. Boll and Mr. Ministrelli in Chateau to increase beyond the present level. Also included as shares of Common Stock beneficially owned by Mr. Boll are 6,250 shares pursuant to options which are currently exercisable or which become exercisable in the next sixty days. These shares, although not outstanding, have been treated as outstanding for purposes of calculating the ownership percentages set forth in the table for each of these individuals. By virtue of his significant beneficial ownership of common stock and position as a director and chairman of the Board, Mr. Boll may be deemed to be a controlling person of the Company.

(2) Includes 551,047 shares beneficially owned by certain affiliates of these stockholders by virtue of their ownership of the same number of OP Units and deemed beneficially owned by each of Mr. Allen and

     Mr. Kearns. All shares shown as beneficially owned by Mr. Kearns and 759,826 shares shown as beneficially owned by Mr. Allen are OP Units which became exchangeable for shares of Common Stock on December 1, 1994. These shares, although not outstanding, have been treated as outstanding for purposes of calculating the ownership percentages set forth in the table for each of these individuals. Also included as shares of common stock beneficially owned by Mr. Allen are 6,250 shares pursuant to options which are currently exercisable or which become exercisable in the next sixty days.

(3) Based on the combined Form 13G, filed by LaSalle and ABKB LaSalle, LaSalle has sole voting and investment power over 195,200 shares, shared voting power over 86,042 shares and shared investment power over 210,542 shares. ABKB LaSalle has sole voting and investment power over 46,500 shares, shared voting power over 115,250 shares and shared investment power over 210,500 shares. LaSalle is the limited partner of ABKB LaSalle and the stockholder of the general partner of ABKB LaSalle. LaSalle and ABKB LaSalle, investment advisors, disclaim any beneficial interest in these shares.

                              CERTAIN TRANSACTIONS

     The Company leases its executive offices from a partnership of which Messrs. Boll, J. Peter Ministrelli and Kellogg, among others, are partners. These offices consist of approximately 6,200 square feet in a building in Clinton Township, Michigan. The Company paid rent of $107,000 and $93,000 for the years ended December 31, 1995 and December 31, 1994, respectively. This lease continues for a current term ending November 2001 and may continue beyond that date pursuant to available options or negotiated extensions. The terms of this lease will be approved by Chateau's independent directors prior to renewal or extension. Although not negotiated at arms-length, Chateau believes that the terms and conditions of the lease were substantially the same as those then available in this market.

     Certain operations conducted by predecessors of the Company have not been conducted by the Company since the IPO but the real estate constituting these operations has been leased to GC Properties Inc. ("GCI"), a corporation wholly owned by Mr. Boll, in order to permit Chateau's qualification as a REIT under the Code. Prior to the IPO, these operations were made available to the tenants of certain of the Properties, as well as to other persons, directly by such predecessors. These operations include the following amenities and facilities: four golf courses and one marina (the "Sports Facilities"). Following the IPO and the acquisitions of certain communities in 1994, the Sports Facilities were leased in accordance with separate ground leases between GCI and the Company. Rent to the Company under these ground leases for 1995 was approximately $695,000. For 1995, GCI bore all costs associated with the management and operation of the Sports Facilities.

     As a result of the acquisition of seven manufactured home communities on November 1, 1994, from certain partnerships affiliated with Mr. Graydon K. Newman, Jr., these partnerships were indebted to the Company during 1995. The maximum amount of such indebtedness during 1995 was approximately $168,000, which amount was repaid in 1995. No interest was paid or charged on this indebtedness in 1995. The Company, through the operating partnership, reacquired and retired 43,333 OP Units at approximately $20 per unit pursuant to the terms of certain acquisition agreements entered into in 1994 (which was the same price at which these OP units were issued). Following this acquisition, Mr. Newman was elected an executive officer of the Company.

SECTION 16(A) COMPLIANCE

     Directors and Executive Officers of the Company and beneficial owners of more than 10% of its Common Stock are required to file initial reports of ownership and reports of changes in ownership of Company securities pursuant to
Section 16(a) of the Securities Exchange Act of 1934 and to provide the Company with copies of such reports. The Company has reviewed all such report copies as it has received from persons